NO ACT

DC
PE
11-10-08

[redacted]

08064088

Act: 1934
Section:
Rule: 12H-3
Public Availability: 11/10/2008

November 10, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Consonus Technologies, Inc.
Incoming letter dated November 10, 2008

Based on the facts presented, it is the Division's view that the effectiveness of Consonus Technologies' registration statement on Form S-1 during the fiscal year ending December 31, 2008 would not preclude Consonus Technologies from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Consonus Technologies has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2008

Mail Stop 3010

Alexander M. Donaldson
Wyrick, Robbins, Yates & Ponton, LLC
Attorneys at Law
The Summit, 4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607-7506

RE: Consonus Technologies Inc.

Dear Mr. Donaldson:

In regard to your letter of November 10, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

WYRICK
ROBBINS
YATES
& PONTON
LLP

ATTORNEYS AT LAW

The Summit
4101 Lake Boone Trail
Suite 300
Raleigh, NC 27607.7506

PO Drawer 17803
Raleigh, NC 27619

ph 919.781-4000
fax 919.781-4865
www.wyrick.com

ALEXANDER M. DONALDSON
adonaldson@wyrick.com

Securities Exchange Act of 1934, as amended, Sections 12(h) and 15(d) and Rule 12h-3

November 10, 2008

VIA ELECTRONIC MAIL (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Consonus Technologies, Inc. (File No. 000-1382941)

Ladies and Gentlemen:

On behalf of Consonus Technologies, Inc. (the "Company"), a Delaware corporation, we hereby request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it concurs with the Company's view that the effectiveness of the Company's registration statement on Form S-1 during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the registration statement on Form S-1 became effective (i.e., the fiscal year ending December 31, 2008). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act. As discussed with the Staff, this letter replaces our letter dated November 7, 2008 that we previously submitted to the Staff.

Background

The Company is a provider of information technology infrastructure services and solutions, data center services and related managed services to the growing small and medium size business market in the East, Southeast and select markets in the Western part of the United States. The Company also provides managed hosting, maintenance and support for its solutions, as well as related professional and consulting services. The Company's principal executive offices are located at 301 Gregson Drive, Cary, North Carolina 27511 and its telephone number at that location is (919) 379-8000. The Company's website address is www.consonus.com.

The Company is a Delaware corporation that was incorporated on October 13, 2006. On January 22, 2007, the Company effected a reorganization and an acquisition and in which it became the parent holding company of Consonus Acquisition Corp. and acquired Strategic Technologies, Inc. ("STI") as a wholly owned subsidiary.

The Company's only issued and outstanding equity securities are shares of its common stock, $0.0000015 par value per share (the "Common Stock"), options to purchase shares of its Common Stock and one warrant to purchase 231,514 shares of its Common Stock. There are 193 holders of record of the shares of the Common Stock. At no time has the Company had 500 or more holders of record of its Common Stock. As of the date of this letter, there are 336 holders of record of options to purchase Common Stock. At no time has the Company had 500 or more holders of record of its options. The warrant to purchase shares of Common Stock is held by one entity. The Company has no other outstanding equity securities and has no outstanding debt securities.

Each of the holders of record of the Common Stock and the options and the single warrant holder acquired their securities prior to the filing of the Form S-1 pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act").

The Company has two equity plans pursuant to which it might issue shares of Common Stock, which are:

1. The Company's 2007 Incentive Compensation Plan, adopted in December 2006, pursuant to which no options have been issued; and

2. STI's Amended and Restated 1999 Employee Stock Plan, adopted, as amended, in February 2001, which was assumed by the Company and pursuant to which options to purchase an aggregate of 164,075 shares of Common Stock were issued and outstanding at September 30, 2008.

Each of the plans was adopted to provide the benefits of an equity incentive program to a broad-based group of employees. By encouraging stock ownership, the Company seeks to attract, retain and motivate its employees and to encourage them to devote their best efforts to the Company's business and financial success. All employees, officers and directors of the Company and its subsidiaries and, to the extent provided in the plans, consultants and other service providers to the Company and its subsidiaries, are eligible to participate in the plans. All holders of record of outstanding options are either (i) current or former employees or directors of the Company or its subsidiaries or (ii) consultants of the Company or its subsidiaries.

Stock options are evidenced by option agreements, which provide the terms and conditions, including the number of options granted, the exercise price, the option term, vesting provisions and restrictions on transfer. All stock options are expressly subject to the terms of the respective plan.

On May 4, 2007, the Company filed a registration statement on Form S-1 for an initial public offering of its common stock (the "Form S-1"). The Form S-1 was declared effective on August 12, 2008. However, no securities were issued or sold under the Form S-1. On September 16, 2008, the Company filed a withdrawal request for the Form S-1 pursuant to Rule 477 of the Securities Act. The Company has been advised by SEC that the withdrawal was effective on September 16, 2008.

In conjunction with the proposed initial public offering, the Company applied for listing of the Common Stock on the Nasdaq Capital Market. That listing application was approved and Nasdaq certified to the SEC as to the approval of the listing. Due to the listing of the Common Stock on Nasdaq, on August 11, 2008, the Company filed a Form 8-A to register the Common Stock under Section 12(b) of the Exchange Act. The Company filed an amended Form 8-A on August 12, 2008. The Form 8-A, as amended, became effective on August 12, 2008. The Common Stock was never registered under Section 12(g) of the Exchange Act and the options and the warrant were never registered under the Exchange Act.

The only reporting obligations of the Company under the Exchange Act result from the Common Stock.

On October 17, 2008, pursuant to Exchange Act Rule 12d2-2(c), the Company filed a letter notice with Nasdaq and issued a press release announcing its intention to delist the Common Stock from the Nasdaq Capital Market. Pursuant to Exchange Act Rule 12d2-2(c), on October 27, 2008, which was 10 days after the date the Company gave notice to Nasdaq, the Company filed a Form 25 with the SEC to deregister the Common Stock under Section 12(b). Pursuant to Rule 12d2-2(d)(1), the Form 25 became effective 10 days after its filing, which was November 6, 2008. On October 22, 2008, Nasdaq filed with the SEC its certificate as to the delisting of the Common Stock. Nasdaq also subsequently issued a letter dated October 31, 2008 stating that the Company's listing application has been closed.

The suspension of the Company's obligation to file reports under Section 13(a) of the Exchange Act solely because of the registration of the Securities under Section 12(b) became effective 10 days after such filing, or November 6, 2008, as noted above, and the removal of the registration of the Common Stock under Section 12(b) of the Exchange Act will become effective 90 days after such filing, thereby relieving the Company from continued compliance with the reporting requirements under Section 12 of the Exchange Act.

Regardless of the termination of its Exchange Act reporting obligations under Section 12, the Company would continue to be subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(l)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective.

As discussed above, all of the Company's issued and outstanding shares of Common Stock are held of record by 193 holders. The Company intends to file a Form 15 on or before the date on which the Company's next periodic report would be due pursuant to the Exchange Act, which is currently the Form 10-Q for the quarter ended September 30, 2008. The Company will certify pursuant to the Form 15 that the Common Stock is held of record by less than 300 persons, and the Company represents that as of the date hereof, the Company has filed, and as of the date the Form 15 is filed, the Company will have filed, all reports required by Section 13(a) of the Exchange Act. However, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(l)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, for the reasons discussed below, the Company hereby requests that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the Company's Form S-1 during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the Form S-1 became effective (i.e., the fiscal year ending December 31, 2008). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Ability to Suspend Section 15(d) Reporting Obligations under Rule 12h-3

A company required to file under Exchange Act Section 15(d) may qualify to suspend its reporting obligations pursuant to Exchange Act Rule 12h-3. To rely on Rule 12h-3, the class of securities eligible for suspension must be held by less than 300 persons. In addition, the issuer must have filed all reports required to be filed pursuant to Exchange Act Section 13(a) for the shorter of the issuer's most recent three fiscal years and the portion of the current year preceding the date of filing of the Form 15 or the period since the issuer became subject to the reporting obligations. Importantly for the Company, Rule 12h-3(c) provides that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement for that class of securities became effective under the Securities Act. As a result, the Company currently would be required to file a Form 10-K for the year ending December 31, 2008 to satisfy its reporting obligations under Securities Act Section 10(a)(3) before it could suspend its reporting obligations with respect to its common stock in reliance upon Rule 12h-3.

We believe that the Company meets the requirements of Rule 12h-3 for the following reasons:

1. The Company has filed all reports required to be filed pursuant to Exchange Act Sections 13(a) and 15(d) through the date of this letter;

2. The Company's common stock, which is the class of securities registered under the Form S-1 and for which the Company is subject to the reporting requirements of Section 15(d), is held by 193 persons. For purposes of this calculation, we have excluded the 336 persons who hold options to purchase shares of Common Stock.

Despite meeting these requirements and as noted above, the Company is not technically eligible to file a Form 15 in reliance on Rule 12h-3 until its Form 10-K for the year ending December 31, 2008 has been filed with the SEC. For this reason, the Company seeks no-action relief from the requirement of Rule 12h-3(c).

If the Staff agrees with the Company's position and grants no-action relief hereunder, the Company proposes to file a Form 15 on or before November 14, 2008 to suspend the Company's ongoing public reporting obligations under Exchange Act Section 15(d). The ability to suspend the reporting requirements prior to having to prepare and file the third quarter Form 10-Q would provide immediate and significant economic relief to the Company.

Please be advised that the Company will not file the Form 15 until the relief sought pursuant to this letter is granted.

Exclusion of Option Holders from Calculation of Security Holders under Rule 12h-3

We believe that it is correct to exclude the holders of record of options to purchase the Company's Common Stock from the calculation of the number of holders of record of the Common Stock under Rule 12h-3 because of (1) policy considerations expressed by the SEC and (2) the policy behind, and the provisions of, Rule 12h-1, which are expressed below.

In the release adopting the exemptions provided by Rule 12h-1(f) and Rule 12h-1(g), the SEC stated that "stock options, including stock options issued to employees under stock option plans, are a separate class of equity security for purposes of the Exchange Act." Exchange Act Release No. 34-56887, December 3, 1997.

A release of the SEC states that the registration requirement of Exchange Act Section 12(g) is aimed at issuers with "sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 34-23407, July 8, 1986.

We believe that, based on the above-cited authorities, the holders of record of the Company's options should not be included in the calculation of the number of record holders of Common Stock for determination of the Company's ability to rely on Rule 12h-3. As cited above, the SEC treats options as a separate class of equity security for purposes of the Exchange Act. Consequently, the Company's options should not be included in the calculation of the number of record holders of the Company's Common Stock for Rule 12h-3. In addition, there is no market for the options, they are not traded on any market and they are subject to significant restrictions on transferability. As a result, there is no active investor interest in the Company options. Finally, to require the Company to continue its Section 15(d) reporting requirements solely because of the withdrawn Form S-1 when, had the Company never filed the Form S-1 it would not be required to file Exchange Act reports because it does not meet the numerical thresholds for registration under Section 12(g) for either its Common Stock or its options, places form over substance and imposes a significant regulatory and economic burden on the Company that it otherwise would not be subject to, but for the withdrawn Form S-1.

Prior Relief Granted from Exchange Act Rule 12h-3(c)

Under a no-action letter issued in March 2008, the Staff granted no-action relief to a company that was subject to the reporting requirements of Section 15(d) that had less than 300 holders of record of its common stock, but had in excess of 300 but less than 500 holders of record of options to purchase shares of its common stock. See, ViewSonic Corporation (available March 2008).

The Staff also has previously granted no-action relief pursuant to Exchange Act Rule 12h-3(c) under specified conditions to other applicants where the applicant was seeking to file a Form 15 in reliance upon Exchange Act Rule 12h-3(c) prior to a Form 10-K being filed for a year in which a registration statement went effective. See, *e.g.*, ACE*COMM Corporation (available September 2008); Horsepower Holdings, Inc. (available August 2008); Prairie Creek Ethanol, LLC (available August 2008); and Questar Assessment, Inc. (available June 2008).

In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective during the fiscal year in question, the Staff agreed with the position that Exchange Act Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Exchange Act Section 15(d).

Basis for No Action Relief

The ViewSonic no-action relief granted under Exchange Act Rule 12h-3(c) is very similar factually to the facts of the Company and, therefore, we believe that a similar line of reasoning applies to the Company's situation for the following reasons:

1. No investors purchased shares of Common Stock that was registered pursuant to the Form S-1;

2. The Company has withdrawn the Form S-1 under which no securities were sold; and

3. The Company has issued options to purchase its Common Stock that are held or record by 336 persons, which number of record option holders does not trigger registration requirements under Section 12(g) and does not require the Company to rely on the exemption provided by Rule 12h-1(g). We note that the 450 record holders of options in the ViewSonic case were not included in the calculation of the number of record security holders for purposes of Rule 12h-3.

Because the Company has no investors who purchased Common Stock that was registered pursuant to the Form S-1 and has no trading interests in its securities, we believe the purposes for which Rule 12h-3 was enacted would not be served by preventing the Company from filing a Form 15 on or before November 14, 2008, the date on which it must file its Form 10-Q for the quarter ended September 30, 2008. In addition, if relief is not granted under Rule 12h-3, the cost and administrative burdens imposed on the Company would outweigh the benefits of periodic reporting for the benefit of the holders of the Company's options and Common Stock when no public trading market exists. Approximately 29% of the record holders of the Company's options also are record holders of the Common Stock. Therefore, even if all option holders exercised their options, the number of record holders of Common Stock would remain well below 500.

Compliance with the reporting obligations of the Exchange Act imposes a substantial financial and administrative burden on the Company. The cost of preparing Exchange Act reports, and having them reviewed by the Company's independent auditors, is significant in terms of time and money. Further, the Company's audit fees for the year ending December 31, 2008 will be substantially higher than they would be as a private company. The Company respectfully submits that the significant costs in terms of time and money to comply with its Section 15(d) reporting requirements outweigh the incremental benefit provided by such reporting to the holders of the Company's options and Common Stock.

Based upon the foregoing, in order to effect the deregistration and suspend its reporting obligations under Exchange Act Section 15(d), the Company proposes to file a Form 15 to suspend the Company's reporting obligations under Exchange Act Section 15(d) on or before November 14, 2008, the date on which the Company's Form 10-Q for the quarter ended September 30, 2008 would be due. The Company will not file the Form 15 until the relief sought pursuant to this letter is granted.

Conclusion

Based upon the above precedent and reasoning, we respectfully request that the Staff confirm that it concurs with the Company's view that the effectiveness of the Company's Form S-1 during the fiscal year ending December 3 1,2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the Form S-1 became effective (i.e., the fiscal year ending December 31, 2008). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act. If and when relief is granted by the Staff with respect to the foregoing, the Company will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before November 14, 2008 or such subsequent date that the Company's next periodic report is due pursuant to the Exchange Act.

The Company acknowledges that if the number of holders of record of the Common Stock exceeds 300 it will be subject again to the reporting obligations of Section 15(d).

If for any reason the Staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If the Staff needs any additional information regarding this letter, or if we may otherwise be of assistance, please feel free to telephone the undersigned at (919) 781-4000.

In accordance with footnote no. 68 to Release No. 33-7427 (available July 1997), this letter is being transmitted by email.

Sincerely,

Alexander M. Donaldson

AMD/jah

cc: Robert Muir, Consonus Technologies, Inc.
Karen Bertaux, Consonus Technologies, Inc.
J. Ingram, SEC, Division of Corporation Finance
Carolyn Sherman, SEC, Division of Corporation Finance
Ian Putnam, Stikeman Elliott LLP

END